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                            January 18, 2023

       Renee L. Wilm
       Chief Legal Officer & Chief Administrative Officer
       Atlanta Braves Holdings, Inc.
       12300 Liberty Boulevard
       Englewood, Colorado 80112

                                                        Re: Atlanta Braves
Holdings, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed December 21,
2022
                                                            File No. 333-268922

       Dear Renee L. Wilm:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 filed December 21, 2022

       Questions and Answers, page 15

   1.                                                   We note Mr. Malone   s
potential significant influence in your company following the split-
                                                        off. In connection
therewith:

                                                              Please disclose,
as you do on page 43, Mr. Malone's expected percentage of voting power of SplitCo
and discuss his significant and perhaps controlling influence over corporate actions.
Make conforming changes as appropriate to your risk factor on page 43.

                                                              As Mr. Malone
will not be required to keep his aggregate voting power in SplitCo under 49% according
to your disclosure on page 43, please disclose the specific
 Renee L. Wilm
Atlanta Braves Holdings, Inc.
January 18, 2023
Page 2
              percentage of outstanding shares that Mr. Malone would need to hold to control general matters submitted to shareholders for approval, pursuant to which holders of shares of New BATRA and New BATRB would vote together as a class.

                If you could be considered a    controlled company    under
your applicable exchange
              listing standards, please disclose so and discuss whether you will utilize any related exemptions to governance rules and provide related risk factor disclosure, if necessary.
2. We note that the split-off proposal contemplates the redemption by Liberty Media of each
         outstanding share of BATRA, BATRB and BATRK    in exchange for one
share of the
         corresponding series of common stock of    SplitCo. Here and in your
sections entitled
            Summary    and    Risk Factors,    please prominently describe the
number of votes per
         share to which each series is entitled, as well as the circumstances or events in which the conversion of the various series of shares are mandatory or optional, including any exceptions. Additionally, in your risk factor discussion, please:

                Disclose the risks that your multi-class capital structure may render your shares ineligible for inclusion in certain stock market indices, and thus adversely affect share price and liquidity.

                Disclose that future issuances of New BATRB shares may be dilutive to the holders of New BATRA, particularly with respect to their voting power. Summary, page 34

3.       We note your reference to the    Risk Factors    starting on page 39.
Please also include a
         summary of your risk factors relating to the split-off transaction in accordance with Item
         503 and 105(b) of Regulation S-K.
Risk Factors
"The risk of injuries to key or popular players creates uncertainty and could negatively impact financial results.", page 44

4.     We note your disclosure that a    significant portion of the financial
results of SplitCo will
       be dependent upon the on-field success of the Braves.    We also note
the long-term
       employment contract commitments outstanding as of September 30, 2022 in the amount of $912.4 million, $244.0 million of which is due after 2026, as well as your disclosure on page F-59 that $212 million of these obligations could extend through 2032. In addition to injury-related risks associated with your key or popular players that are discussed here,
FirstName LastNameRenee L. Wilm
       please expand your discussion to also discuss the long-term valuation and commitment
Comapany
       risksNameAtlanta    Braves
             associated with       Holdings,
                              entering        Inc.contracts, with a view
towards providing
                                       into such
Januaryshareholders  with
         18, 2023 Page 2 a balanced picture of the risks that may impact your financial results.
FirstName LastName
 Renee L. Wilm
FirstName  LastNameRenee   L. Wilm
Atlanta Braves Holdings, Inc.
Comapany
January 18,NameAtlanta
            2023        Braves Holdings, Inc.
January
Page 3 18, 2023 Page 3
FirstName LastName
"Broadcasting rights, both national and local, present an important source of revenue for SplitCo
.. . . ", page 46

5.       We note your disclosure that    Braves Holdings derives revenue
directly from the sale of
         their local broadcasting rights through an individually negotiated carriage or license
         agreement    and that a    majority of this revenue is reliant on a
limited number of
         broadcasting partners,    as well as your disclosure on page 129 that
such revenue related to
         local broadcasting rights is    substantial    in nature. Please tell
us whether you
         substantially depend on any broadcasting and/or sponsorship relationships (e.g., your agreement with Sportsouth Network II, LLC), and to the extent that you do, please file any associated agreements as an exhibit to the registration statement, and include a discussion of the material terms of the agreements in your proxy statement/prospectus.
         Please see Item 601(b)(10)(ii)(B) of Regulation S-K.
"Weak economic conditions may reduce consumer demand for products, services and events offered by SplitCo.", page 49

6. Here or elsewhere, as appropriate, please discuss the risk that inflation and any
         recession    may impact your mixed-use development business segment.
In connection
         therewith, in your section entitled    SplitCo Management   s
Discussion and Analysis of
         Financial Condition and Results of Operations,    please address the
extent that your
         operations have been materially impacted by recent inflationary pressures.
Factors Relating to Ownership of SplitCo's Common Stock and the Securities Market, page 50

7.       We note your disclosure on page 195 that    the Eighth Judicial
District Court of Clark
         County, Nevada, shall, to the fullest extent permitted by law, be the exclusive forum for certain specified types of actions, including . . . certain actions asserting claims under the laws of the United States that may be brought in either a federal forum or a forum in
         Nevada.    Please include a risk factor disclosing whether this
provision applies to actions
         arising under the Securities Act or Exchange Act. In this regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder and Section 27 of the Exchange Act of 1934 provides that the federal courts have exclusive jurisdiction of Exchange Act claims. If the provision applies to Securities Act claims, please also revise your proxy statement/prospectus to state that there is uncertainty as to whether a court would enforce such provision. Please also ensure that the exclusive forum provision in your restated charter is consistent with your revised disclosure.
"The SplitCo restated charter includes restrictions on the share ownership of SplitCo common stock by certain persons . . . ", page 53

8.       We note your disclosure that the SplitCo restated charter will provide
that    no person may
         own 10% or more of the number of outstanding shares of SplitCo common stock unless,
 Renee L. Wilm
FirstName  LastNameRenee   L. Wilm
Atlanta Braves Holdings, Inc.
Comapany
January 18,NameAtlanta
            2023        Braves Holdings, Inc.
January
Page 4 18, 2023 Page 4
FirstName LastName
         in the case of this clause (iii), such person is expressly approved by MLB or qualifies as an exempt person (which is generally defined to include [ ]).
Please revise to clarify that
            Liberty Media would also be an exempt person,    as you disclose on
page 23. Here or
         elsewhere, as applicable, also revise to clarify whether the agreement between Liberty
         Media and Major League Baseball has been or is being revised to reflect new ownership limitation terms in SplitCo, and to the extent that there is an executed agreement, please summarize and file such agreement as an exhibit to the registration statement.
The Proposed Transactions
Reasons for the Split-Off and the Reclassification, page 99

9.       With a view to understanding how Liberty Media   s board determined to
recommend the
         split-off and    did not consider alternatives,    please elaborate
upon why the    nature of the
         particular assets and businesses to be held by SplitCo    lends itself
to a split-off structure
         as opposed to other alternatives, such as a spin-off and/or sale to a third-party purchaser.
10.      We note your disclosure that    [t]he aggregate trading value of
SplitCo's common stock
         and Liberty Media's common stock is expected to exceed the aggregate trading value of
         Liberty Media's existing common stock,    and that    Liberty Media
believes that the public
         markets continue to apply a meaningful discount to the Liberty SiriusXM common stock,
         Liberty Braves common stock and Liberty Formula One common stock . . .
..    We also
         note your disclosure that the split-off of the Liberty Braves business will reduce the valuation discount currently applied to the Liberty Braves common stock.
         Please elaborate upon the Liberty Media board   s use of the Liberty
Braves Group tracking
         stock share price as a pricing reference, specifically discussing the board's consideration of the tracking stock discount reflected in Liberty Brave's share price, if any.
11.      We note the investor presentation published on Liberty Media   s
website as of November
         21, 2022, which communicates to investors that there is    high demand
for sports assets,
         and also cites various examples highlighting an    influx of
alternative buyers    in the
         market as well as certain    teams sold to traditional buyer base
and certain    rumored sale
         processes.    We also note, as reported by the Hollywood Reporter,
Liberty Media   s CEO
         Greg Maffei   s statement following such investor presentation that
[a]mong baseball
         teams, Baltimore and Washington are rumored to be contemplating a
sale. We   d argue, I
         think with some reasons, that the Braves are a far more attractive
asset.    Please tell us
         what consideration Liberty Media   s board gave to such market
assessment as well as Mr.
         Maffei   s statement in evaluating and recommending the split-off, and revise as
         appropriate.
12.      We note your discussion of how Liberty Media   s board considered the
potentially
         negative factors, including    potential tax liabilities that could
arise from the Split-Off.
         Please expand your discussion to also address whether the board considered the specific limitations, to be set forth in the tax sharing agreement, on SplitCo s activities that will be required to preserve the tax-free treatment of the split-off transaction.
 Renee L. Wilm
Atlanta Braves Holdings, Inc.
January 18, 2023
Page 5
Description of SplitCo's Business, page 128

13.      We note your    exclusive operating rights to [Truist Park] via a
30-year Stadium Operating
         Agreement with Cobb County and the Cobb-Marietta Coliseum and Exhibit Hall
         Authority.    To the extent that such operating agreement is material
to your baseball
         segment, please revise to summarize its material terms (including any termination rights), include appropriate risk factor disclosure in the event of termination, and file the agreement as an exhibit to the registration statement. Please refer to Item
         601(b)(10)(ii)(D) of Regulation S-K.
14. We note your investor presentation includes certain metrics related to the Atlanta Braves business, including the number of tickets sold at Truist Park as well as the number of visitors at Battery Atlanta. To the extent such metrics are material to your business, please revise to describe how you measure such metrics and assess the related results.
15.      We note your disclosure that    Braves Holdings competes with the
other MLB Clubs for a
         limited pool of player, coaching and managerial talent    and that
[t]his talent contributes
         to the Braves    record and league standings, which are critical
components of Braves
         Holdings    competitiveness.    We also note your disclosure on page
F-59 that certain
         contractual obligations extend through 2032, as well as your investor presentation
         disclosure that you have    secured young players under long-term
contracts    such as
            Strider, Riley, Acuna, Harris, Olson [and] Albies.    To the extent
that you deem your
         entry into long-term contracts with players as a material part of your business, please revise to disclose as such and include a more robust a discussion of the market demand and competitive conditions to secure such long-term contracts. Please refer to Item
         101(c)(1) of Regulation S-K.
16. We note your investor presentation discloses certain ESG results, including that the
       Liberty Braves group    [c]ollected more than 200 tons of waste for
recycling during the
       2021 season.    We also note Liberty Media   s discussion of its ESG
approach and results
       on its website, including its SASB disclosure for the year ended December 31, 2021.
       Please advise us what consideration you gave to providing the same type of ESG-related
       disclosure for the Atlanta Braves    business here as you provided in
your investor
       presentation
FirstName           and on your
           LastNameRenee         website.
                             L. Wilm
Comapany
17.         NameAtlanta
       Please disclose by Braves  Holdings,
                           what basis        Inc.
                                      "[t]he Battery Atlanta has one of the
highest-capacity
       networks  serving
January 18, 2023 Page 5   any mixed-use   development  in the nation."
FirstName LastName
 Renee L. Wilm
FirstName  LastNameRenee   L. Wilm
Atlanta Braves Holdings, Inc.
Comapany
January 18,NameAtlanta
            2023        Braves Holdings, Inc.
January
Page 6 18, 2023 Page 6
FirstName LastName
18. We note your disclosure that your total Adjusted OIBDA was $47,357,000 and your
         Adjusted OIBDA attributed to your mixed-use development segment generated
         $26,093,000 for the nine months ended September 30, 2022. Given that your mixed-use development segment generates a material portion of your Adjusted OIBDA, please discuss the general terms of your rental income, parking and advertising sponsorship agreements through which you primarily derive revenue, and to the extent that you substantially depend on any particular agreements, please summarize their material terms and file such agreements as exhibits to the registration statement.
19. We note your disclosure that failure by an MLB club to comply with the Debt Service
         Rule during two consecutive fiscal years may lead to certain remedial measures, including the prohibition on the incurrence of additional indebtedness and repayment of outstanding indebtedness. To provide additional context for investors, please disclose whether the
         Atlanta Braves have been in compliance with the Debt Service Rule during the last two fiscal years.
Splitco Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 157

20. In connection with the split-off, you plan to enter agreements with Liberty Media to include a services agreement, aircraft time sharing agreements, a facilities sharing agreement, a tax sharing agreement and a registration rights agreement. Please disclose any material favorable or unfavorable impact these agreements may have on your results of operations and/or liquidity. Refer to Item 303(b) of Regulation S-K.
21. Please disclose any material favorable or unfavorable impact expiring and new player contracts may have on your results of operations. Refer to Item 303(b)(2) of Regulation
         S-K.
22.      We note your disclosure on page 43 that    [i]Income from postseason
play (after reduction
         for allocable postseason share payments) contributed approximately $67.8 million and
         $7.8 million of revenue in 2021 and 2022, respectively.    Where you
discuss baseball
         revenue in your results of operations, please disclose such amounts attributed to postseason play, as your disclosure indicates that such amounts are material.
Results of Operations - September 30, 2022 and 2021
Baseball Revenue, page 158

23. Referencing the $62.8 million increase in baseball revenue attributed to increased ticket demand and an increased number of games for the nine months ended September 30,
         2022, please quantify the increase in average ticket prices and the average attendance for the nine months ended September 30, 2022. Consider quantifying the impact of the spectator limitations in effect during the first month of the 2021 season on the increase.
         Refer to Item 303(c) of Regulation S-K.
 Renee L. Wilm
FirstName  LastNameRenee   L. Wilm
Atlanta Braves Holdings, Inc.
Comapany
January 18,NameAtlanta
            2023        Braves Holdings, Inc.
January
Page 7 18, 2023 Page 7
FirstName LastName
Mixed-Use Development Revenue, page 162

24.      We note that mixed-use development revenue has increased during 2021.
Please
         quantify the impacts from rental income, deferred payment arrangements and parking.
         Refer to Item 303(b) of Regulation S-K. Provide similar quantification when discussing interim financial results.
Liquidity and Capital Resources, page 165

25. Please expand your discussion of the use of cash for expected expenditures to include amounts for employment agreements for player contracts as these commitments appear to represent the largest cash requirements for the company in 2023 and future periods. If material, please also discuss any amounts that may be owed for the Competitive Balance
         Tax. Refer to Item 303(b) of Regulation S-K.
Executive Compensation of SplitCo, page 172

26. We note that Liberty Media has entered into services agreements with each of Quarte,
         Liberty Broadband and TripAdvisor and that each service company pays Liberty Media monthly management fees. To the extent these fees are standard, please disclose the expected fees to be paid pursuant to the Services Agreement. Please also disclose how executive officers' compensation of Liberty Media will be allocated to SplitCo's executive officers.

         As a related matter, please also provide the executive compensation information of the officers and directors of Liberty Media in accordance with Item 402 of Regulation S-K or tell us why you are not required to do so.
Certain Relationships and Related Party Transactions, page 178

27. We note your disclosure that "[p]rior to the completion of the Split-Off, SplitCo will enter into the Reorganization Agreement . . . ." Please clarify if the executed Reorganization
         Agreement with the terms of the split-off will be filed prior to effectiveness and shareholder vote.
Condensed Combined Statements of Operations, page F-3

28. Please explain your determination that Atlanta Braves Holdings, Inc. has a simple capital structure and is not required to present both pro forma basic and fully diluted earnings
         (loss) per share for all periods presented. In addition, please revise the notes to the financial statements to provide a reconciliation of the numerators and the denominators of the pro forma basic and diluted per-share computations. Refer to ASC 260-10-45 and
         ASC 260-10-50.
29. Pro forma presentation should be based on the latest fiscal year and interim period included in the filing. Please revise or explain why you present the comparable periods.
 Renee L. Wilm
Atlanta Braves Holdings, Inc.
January 18, 2023
Page 8
Notes to Condensed Combined Financial Statements
(1) Basis of Presentation
Split-Off of Atlanta Braves Holdings from Liberty Media, page F-9

30. You disclose that a portion of Liberty Media's general and administrative expenses, including legal, tax, accounting, treasury and investor relations support is allocated to the
         Braves Group based on the estimated amount of time spent. Please tell us and disclose the basis on which officer salaries of Liberty Media are allocated to the Braves Group and whether the financial statements reflect all of the expenses incurred by Liberty Media
         Corp. on your behalf. Refer to the Codification of Staff Accounting Bulletins, Topic
         1:B.1.
Combined Statements of Cash Flows, page F-26

31. Please tell us your basis for classifying payments on deferred obligations to players and other baseball personnel as cash flows from financing activities referencing authoritative literature that supports your presentation.
(2) Summary of Significant Accounting Policies
Revenue Recognition
Mixed-Use Development Revenue, page F-36

32. You disclose that mixed-use development revenue is derived from rental income, parking and sponsorships. To the extent that sponsorships are material, please disclose the nature of these arrangements and how they are accounted for.
Notes to Combined Financial Statements
(5) Investments in Affiliates Accounted for Using the Equity Method, page F-39

33. Please tell us your consideration of providing MLBAM's financial statements pursuant to
         Rule 3-09 of Regulation S-X and MLBAM's and BELP's summarized financial information pursuant to Rule 4-08(g) of Regulation S-X.
Item 21. Exhibits And Financial Statement Schedules, page II-3

34.    According to your disclosure on pages 46 and 47, you fund your operating activities
       through cash flow from operations and two credit facilities, with a combined borrowing
       capacity of $275 million,    and you have also    taken on a significant
level of debt and
       increased expenses related to the development of the Braves    stadium.
  As it appears that
FirstName LastNameRenee L. Wilm
       such debt agreements will continue to be in place following the separation, please disclose
Comapany
       in anNameAtlanta   Braves
             appropriate place  in Holdings,
                                   your proxyInc.
                                               statement/prospectus the
material terms of the debt
       agreements,  and
January 18, 2023 Page 8 file them as exhibits to the registration statement. FirstName LastName
 Renee L. Wilm
FirstName  LastNameRenee   L. Wilm
Atlanta Braves Holdings, Inc.
Comapany
January 18,NameAtlanta
            2023        Braves Holdings, Inc.
January
Page 9 18, 2023 Page 9
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Robert Shapiro at 202-551-3273 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Jennifer L pez Molina at 202-551-3792 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services